Direct Dial No. 216/622-8522
email: vsritharan@calfee.com
May 19, 2006
VIA EDGAR AND FEDERAL EXPRESS
Mara L. Ransom
Special Counsel
Office of Mergers and Acquisitions
Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-0303

Re:	Everflow Eastern Partners, L.P. (the “Company”) Amendment No. 1 to Schedule TO-I filed May 15, 2006 (“Amendment No. 1”) SEC File No. 5-42364
Dear Ms. Ransom:
     This letter is in response to your comments in the letter dated May 17, 2006 (the “Comment Letter”) to Mr. Thomas L. Korner, the President of the Company, with respect to the Schedule TO-I that was originally filed with the Securities and Exchange Commission on April 28, 2006 (the “Schedule TO-I”) as amended and supplemented by Amendment No. 1. We are also filing herewith Amendment No. 2 to the Schedule TO-I (“Amendment No. 2”). This Amendment No. 2 reflects the responses of the Company to your comments received in the Comment Letter. For your convenience, below we have repeated your comments in italics followed by our supplemental response.
Exhibit (a)(1) — Offer to Exchange

1.	We note your response to prior comment 1. Please revise your offering materials to disclose the information you provided in response to this comment so that unitholders can appreciate how you arrived at your determination of the purchase price.

     The Company has revised Amendment No. 2 in response to this comment.
     I hope the foregoing has been responsive to your comments. Accordingly, it would be greatly appreciated if you could advise the undersigned at (216) 622-8522 at your earliest convenience if the foregoing responses are acceptable or if any additional comments will be forthcoming. Thank you.

Very truly yours,

/s/ Varnesh Sritharan

Varnesh Sritharan

cc:	William Siskovic Michael D. Phillips